

16013671

UNITEDSTATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

SEC Mail Processing Section
MAR 01 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PENROD FINANCIAL SERVICES INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE WHY 248, PO BOX 220
(No. and Street)

BRANSON MO 65615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Haslar 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Patterson, CPA Holt & Patterson LLC
(Name – *if individual, state last, first, middle name*) 636-530-1040

260 Chesterfield Industrial Blvd Chesterfield MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Per your request

BLAKESLEE & BLAKESLEE

1101 Marsh Street · San Luis Obispo · California 93401 · 805/543-4366

Kara A. Woodruff, J.D., M.A.

Vice President

General Securities Principal

Member FINRA

Investment Securities
CA Lic. #0807557

Member SIPC

California Insurance Producer No. 0E70842
Life Agent/Variable Contracts

OATH OR AFFIRMATION

I, Donald R. Penrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penrod Financial Services, Inc dba Penrod Financial Group, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer
Title

Notary Public Tamara Haslar


TAMARA L. HASLAR
Notary Public - Notary Seal
State of Missouri
Commissioned for Christian County
My Commission Expires: March 27, 2019
Commission Number: 15497389

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC
AUDITED FINANCIAL STATEMENTS

For The Years Ended
December 31, 2015 and 2014

Table of Contents


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Penrod Financial Services, Inc.

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity , and cash flows for the years then ended. These financial statements are the responsibility of Penrod Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

The supplemental information located on pages 11-14 have been subjected to audit procedures performed in conjunction with the audit of Penrod Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Penrod Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Holt & Patterson, LLC
Chesterfield, MO 63005
February 26, 2016


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Penrod Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1), Penrod Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Penrod Financial Services, Inc. claimed an exemption from 17. C.F.R. § 240.15c3.3: (2) (ii) (the "exemption provision") and (2) Penrod Financial Services, Inc. stated that Penrod Financial Services, Inc. met the identified exemption provisions through the most recent fiscal year without exception. Penrod Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penrod Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO 63005
February 26, 2016

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

PENROD FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash	$ 23,070	$ 21,699
Accounts Receivable	2,485	3,354
Prepaid Expenses	1,561	2,173
TOTAL CURRENT ASSETS	27,116	27,226
TOTAL ASSETS	$ 27,116	$ 27,226
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Expenses and Commissions	$ 5,063	$ 4,822
TOTAL CURRENT LIABILITIES	5,063	4,822
TOTAL LIABILITIES	5,063	4,822
STOCKHOLDERS'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	500	500
Additional Paid-in Capital	15,560	15,560
Retained Earnings	70,366	77,890
Distributions	(64,373)	(71,546)
TOTAL STOCKHOLDER'S EQUITY	22,053	22,404
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,116	$ 27,226

See Independent Auditors' Report

PENROD FINANCIAL SERVICE INC
STATEMENT OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	%	2014	%
INCOME				
Commission and Fee Income	$ 195,234	100.00	$ 204,561	100.00
Interest Income	1	0.00	6	0.00
TOTAL INCOME	195,235	100.00	204,567	100.00
OPERATING EXPENSES				
Advertising	235	0.12	(188)	(0.09)
Bank Charges	80	0.04	65	0.03
Clearing Charges and Exchange Fees	1,705	0.87	4,958	2.42
Commissions Paid to Outside Brokers	30,119	15.43	30,074	14.70
Dues and Subscriptions	4,792	2.45	3,154	1.54
Fidelity Bond	912	0.47	842	0.41
Insurance	608	0.31	449	0.22
Legal and Professional Fees	13,928	7.13	9,215	4.50
Meals and Entertainment	-	-	-	-
Travel & Meeting	371	0.19	216	0.11
Office Expense	9,819	5.03	12,319	6.02
Postage and Delivery	2,524	1.29	1,929	0.94
Printing	1,657	0.85	1,072	0.52
Regulatory Fees and Expenses	5,639	2.89	4,482	2.19
Rent Expense	10,763	5.51	8,271	4.04
Repairs	-	-	-	-
Salaries	39,242	20.10	41,808	20.44
Training and Professional Development	1,470	0.75	1,139	0.56
Utilities	7,267	3.72	6,257	3.06
Other Taxes	82	0.04	83	0.04
TOTAL OPERATING EXPENSES	131,213	67.09	126,145	61.76
NET INCOME (LOSS)	$ 64,022	32.91	$ 78,422	38.24

See Independent Auditors' Report

PENROD FINANCIAL SERVICES INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ 6,344	$ 22,404
Net Income	-	-	64,022	64,022
Less: Distributions to Stockholder	-	-	(64,373)	(64,373)
BALANCE, END OF YEAR	$ 500	$ 15,560	$ 5,993	$ 22,053

PENROD FINANCIAL SERVICES INC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 64,022	$ 78,422
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (Increase) in Accounts Receivable	869	(2,501)
Decrease (Increase) in Prepaid Expenses	612	(1,401)
Increase (Decrease) in Accounts Payable	241	722
Total Adjustments	1,722	(3,180)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	65,744	75,242
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Stockholder	(64,373)	(71,546)
NET CASH USED IN FINANCING ACTIVITIES	(64,373)	(71,546)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,371	3,696
CASH AND CASH EQUIVALENTS, beginning of year	21,699	18,003
CASH AND CASH EQUIVALENTS, end of year	$ 23,070	$ 21,699

PENROD FINANCIAL SERVICES, INC.

Notes to the Financial Statements

For the Year Ended December 31, 2015 and 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. (the Company) is a registered broker/dealer company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA, which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2015 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company implemented FASB Accounting Standards Codification 740-10. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses.

The Company assessed its federal and state tax positions. It was determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended December 31, 2015.

The federal and state income tax returns for the Corporation for 2012, 2013, 2014 and 2015 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2015 was $-0-.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

NOTE 2 – CASH AND SECURITIES SEGREGEATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 3 – RELATED PARTY TRANSACTIONS

The sole stockholder of Penrod Financial Services, Inc. is also the sole stockholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2015 was 94%.

At December 31, 2015, Penrod Financial Services, Inc. owed Penrod Agency, Inc. $3,294.

NOTE 4 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2015 and 2014 totaled $235 and ($188), respectively. Company did not incur any direct-response advertising cost during the year.

NOTE 5 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015 and 2014, the Company had net capital of $19,489 and $19,265, respectively, which was $14,489 and $14,265 in excess of its required net capital of $5,000.

NOTE 6 –EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.

NOTE 7 – DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events,* the date through which subsequent events were evaluated was February 26, 2016, the date the Management Representation Letter was signed.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies to report for years ending December 31, 2015.

PENROD FINANCIAL SERVICES INC
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the year Ended December 31, 2015

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ 64,022	
Total Sources		64,022
WORKING CAPITAL USED FOR:		
Distributions to Stockholder	(64,373)	
Total Used		(64,373)
INCREASE (DECREASE) IN WORKING CAPITAL		$ (351)

CHANGES IN COMPONENTS OF WORKING CAPITAL:

Current Assets:	Beginning of Year	End of Year	Increase (Decrease)
Cash and Cash Equivalents	$ 10,901	$ 12,271	$ 1,370
Commissions Receivable-Listed	0	0	-
Commissions Receivable-Other	3,354	2,485	(869)
Funds on Deposit at Clearing Agency	10,798	10,799	1
Prepaid Taxes	42	0	(42)
Prepaid Fidelity Bond & FINRA Dues	2,131	1,561	(570)
Net change in current assets			(110)
Current Liabilities:			
Payroll Tax Liability	-	-	-
Commissions Payable	1,785	1,769	16
Accounts Payable	3,037	3,294	(257)
Net change in current liabilities			(241)
INCREASE (DECREASE) IN WORKING CAPITAL			$ (351)

PENROD FINANCIAL SERVICES INC

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS

For the Year Ended December 31, 2015

Required Payment Per SIPC Instructions	$	3

Schedule of Payments Made:

Date	Amount	
January 16, 2016	$	3

The above required payment represents the SIPC annual assessment for 2015. The liability reduces an overpayment related to the 2010 filing.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2015 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2015

NET CAPITAL COMPUTATION:

Stockholder's Equity	$	22,053
Deductions and/or charges		-
Total Stockholder's Equity Qualified for Net Capital		22,053
Less: Non-allowable Assets:		
Interest on Clearing		799
Commissions Receivable		42
Prepaid Expenses		1,561
Haircut on securities*		162
Subtotal		2,564
NET CAPITAL	$	19,489

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

PENROD FINANCIAL SERVICES INC
COMPUTATION OF CAPITAL REQUIREMENT
For the Year Ended December 31, 2015

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	338
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	14,489
Percentage of Aggregate Indebtedness to Net Capital		25.98%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	19,489
Net audit adjustments		-
	$	19,489

Penrod Financial Group

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Penrod Financial Services, Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Penrod Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA.
- Penrod Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Penrod Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Penrod Financial Services, Inc has *met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2015 through December 31, 2015 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.



Donald R. Penrod
President, Chief Compliance Officer

574 State Hwy. 248, Suite 4 • P.O. Box 220 • Branson, MO 65615 • (417) 334-3455 • (800) 873-1902

Penrod Financial Group

February 24, 2016

Mr. Allen Hundley,

This letter is a request for an extension of the annual audit report for Penrod Financial Services, Inc. as of and for the period ending December 31, 2015. in the amount of 30 calendar days. We have requested the SOC 1 report from Thomson Reuters (for COR Clearing) whom we used as a clearing house during the early part of 2015. This report is needed in order to complete our annual audit report and has not been received yet.

Thank you for your consideration,



Donald R. Penrod
President, Chief Compliance Officer
Penrod Financial Services, Inc.

574 State Hwy. 248. Suite 4 • P.O. Box 220 • Branson, MO 65615 • (417) 334-3455 • (800) 873-1902


HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

February 24, 2016

Mr. Allen Hundley,

This letter is a request for an extension of the annual audit report for Penrod Financial Services, Inc. as of and for the period ending December 31, 2015. We have requested the SOC 1 report from Thomson Reuters (for COR Clearing) whom Penrod used as a clearing house during the early part of 2015. This report is needed in order to complete our annual audit report and has not been received yet. The inclusion of this report is a requirement of the PCAOB.

- The firm is in compliance with SEA Rules 15c3-1 and 15c3-3.
- There are no material weaknesses or book/record problems.
- An unqualified audit opinion is expected to be issued.

Thank you for your consideration,

Michael Patterson, CPA
President
Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101



Financial Industry Regulatory Authority

February 24, 2016

Donald Penrod
President, Chief Compliance Officer
Penrod Financial Services, Inc.
574 State Highway 248
Branson, MO 65616

Dear Mr. Penrod:

We are in receipt of your letter dated February 24, 2016, in which you request an extension to file your annual audited report pursuant to SEC Rule 17a-5(d).

An extension is hereby granted for the filing of such annual audited report until March 10, 2016.

We would also like to take this opportunity to state that the Kansas City District Office staff will make every effort to be of service to you should you have any questions regarding the application of any of the various rules and regulations or the filing itself. If you have any questions, please contact Allen Hundley at (816) 802-4742.

Sincerely,

Allen Hundley
Principal Regulatory Coordinator

cc: U.S. Securities & Exchange Commission
Regional Office
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

120 West 12th Street
Suite 800
Kansas City, MO 64105

t 816 421 5700
f 816 421 5029
www.finra.org